

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 2, 2017

Scott Bender
President and Chief Executive Officer
Cactus, Inc.
920 Memorial City Way, Suite 300
Houston, TX 77024

> **Re: Cactus, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 21, 2017**
> **CIK No. 0001699136**

Dear Mr. Bender:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2017 letter.

Risk Factors, page 20

Our relationship with one of our vendors is important to us, page 25

1.   We note your response to prior comment 7 and revised disclosures. We further note that for the fiscal years ended December 31, 2016 and December 31, 2015, your materials and machining purchases were significantly with one third party provider. Additionally, the risk factor indicates that this relationship with this particular vendor is important to you. Please provide us a more detailed analysis explaining why such long-term contract is not a material contract pursuant to Item 601(b)(10) of Regulation S-K in light of your existing relationship and the risk factor.

Management's Discussions and Analysis of Financial Condition and Results of Operations, page 53

Liquidity and Capital Resources, page 61

2.   You state on pages 62 and 63 that as of December 31, 2016, you have $15 million of available borrowing capacity under your revolving credit facility and no borrowings outstanding under the revolving credit facility. However, you also state that you expect to have $50 million of available borrowing capacity following the offering. Please disclose the reason for the expected change in borrowing capacity under your revolver. As applicable, please also update the Use of Proceeds disclosure accordingly.

Critical Accounting Policies and Estimates, page 65

3.   We note your revised disclosure in response to prior comment 14. It appears that your discussion of critical accounting policies and estimates provides disclosure that is substantially similar to the information provided as part of the summary of significant accounting policies within the footnotes to your financial statements. Further revise to provide a more robust discussion under this section that focuses on the assumptions and uncertainties that underlie your critical accounting estimates and a sensitivity analysis of those assumptions.

Financial Statements of Cactus Wellhead, LLC and Subsidiaries, page 13

Notes to Consolidated Financial Statements, F-18

Note 2. Summary of Significant Accounting Policies, F-18

Segment and related information, page F-23

4.   We note your response to prior comment 24 and the revised disclosure which states that you operate as a "single segment". Please clarify whether you are referring to one operating segment or reportable segment as defined by FASB ASC 280-10. You also state the identification of a single segment reflects how you manage your business. Your response should address whether products, rentals and field service each meet the definition of an operating segment in accordance with FASB ASC 280-10-50-1. In addition, supplementally provide us with a more detailed explanation of how you manage your business by identifying the chief operating decision maker ("CODM") and the individuals who report to the CODM.

Closing Comments

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, me at (202) 551-3642 with any other questions.

        Sincerely,

        /s/ Loan Lauren P. Nguyen

        Loan Lauren P. Nguyen
        Legal Branch Chief
        Office of Natural Resources

cc: Adorys Velazquez
       Vinson & Elkins LLP